Exhibit 99.3

Sinovac Receives Commercial Approval in Mexico for Seasonal Flu Vaccine

Beijing – April 18, 2013 – Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of vaccines in China, announced today that it has received the Certificate of Approval to commercialize seasonal flu vaccine in Mexico by the Federal Commission for the Protection Against Sanitary Risk (COFEPRIS) of the Mexico Ministry of Health. The certificate of commercial approval is valid from April 1, 2013 to April 1, 2018. The Company filed the application to distribute Anflu in Mexico  in 2005, and received the GMP certificate for its seasonal flu and hepatitis A vaccines on August 11, 2011.

Laboratorios Imperiales S.A. de C.V., a biopharmaceutical company operating in Mexico since 1935, is the exclusive distributor of Sinovac's vaccine products in Mexico, pursuant to a distribution agreement signed in 2005 with its affiliate.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, said, “ This is a great milestone for Sinovac as we look to continue expanding our commercial efforts worldwide. We are pleased to receive approval to supply Anflu in the Mexican market, which we perceive as a significant opportunity outside of China. We expect to begin sales planning for Mexican market in conjunction with our partner, Laboratorios Imperiales, in the coming days.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza and mumps, as well as animal rabies vaccine.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program.  Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot, and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, varicella and rubella.  Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac was also granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871

Fax:  +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel:  +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Aaron Estrada

The Ruth Group

Tel:  +1-646-536-7028

Email: aestrada@theruthgroup.com